INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

January 14, 2014

Ruairi Regan, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K/A, Amendment No. 2, for Year Ending December 31, 2012

Filed November 12, 2013

File No. 000-53765

Dear Ms. Regan:

I am writing as counsel to Silver Falcon Mining, Inc. (the “Company”) in response to a comment received from the U.S. Securities and Exchange Commission by letters dated December 2, 2013 and January 9, 2014 to the Company’s Form 10-K for the year ending December 31, 2012.  Below are the Company’s responses to the comment:

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity, page 39

1.

We note your response to comment 4 in our letter dated August 28, 2013 provides a representation that you will amend your disclosure to provide the current status of negotiations or other communications regarding extensions, waivers or similar actions regarding your notes payable which are in default. Although you state you do not have any formal agreement to waive your default, we are unable to locate any disclosure in your amended Form 10-K which is responsive to this comment. Please revise your 10-K accordingly or tell us where such disclosure is located.

The Company’s prior answer to this comment was that:  “whenever it has a formal written agreement to waive a default or extend a loan that fact is noted, and the absence of any disclosure on this topic indicates that no formal agreement exists as of the date of the statement.”  Below is an excerpt from “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” from the Amended 10-K filed on November 12, 2013, with certain portions underlined:

We will need substantial capital over the next year.  We project that we will need about $1,900,000 of working capital pending the building of a leaching unit, about $2,000,000 to build a leaching unit to improve the yields from our tailings, and about $10,000,000 to complete the exploration phase.  In addition, we financed a lot of prior activities by the issuance of convertible notes that mature over the next two years.  As of December 31, 2012, we had the following debts that mature in the near future:

•

$2,299,160 in two year notes payable, of which $1,891,932 is due during 2013.  As of July 1, 2013, we had failed to pay all interest owed on the notes, and we are in default thereunder.  We do not face any legal action from any of the note holders at this time, and we do not have any formal agreement to waive our default thereunder;

•

$472,083 owed to Iliad Research & Trading, LP, which requires monthly payments of $47,208.33 per month, plus the amount of accrued interest on the note. As of July 1, 2013, we were not in default to Iliad;

•

$717,640 owed to JMJ Financial, consisting of one note for $315,000 which provides for payment of all principal and interest owed on December 4, 2013, and another note for $525,000 which provides for payment of all principal and interest owed on January 12, 2014.  As of July 1, 2013, we had failed to honor several conversion requests submitted by JMJ Financial, and as a consequence JMJ Financial has accelerated the maturity of its notes.  Our obligation to JMJ Financial is currently in litigation.

We believe the underlined language accurately describes the status of the Company’s agreement, or lack thereof, with each category of debt as of the date the Amended 10-K was filed.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated January 14, 2014, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer